UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)*

(Amendment No. 8)

VITRAN CORPORATION INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92850E107

(CUSIP Number)

Howard A. Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS TRANSFORCE INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage owned is based on 16,432,241 shares of common stock outstanding as of November 4, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on November 4, 2013.

CUSIP No. 92850E107	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS TFI HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	The percentage owned is based on 16,432,241 shares of common stock outstanding as of November 4, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on November 4, 2013.

Page 4 of 5 Pages

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D originally filed on December 31, 2012, as amended by Amendment No. 1 filed on January 23, 2013, Amendment No. 2 filed on January 29, 2013, Amendment No. 3 filed on March 12, 2013, Amendment No. 4 filed on May 31, 2013 Amendment No. 5 filed on September 26, 2013, Amendment No. 6 filed on November 1, 2013, Amendment No. 7 filed on December 20, 2013 and Amendment No. 8 filed on December 30, 2013 (as so amended, the “Schedule 13D”), is being filed by the undersigned with respect to common stock, without par value (the “Common Stock”), of Vitran Corporation Inc., an Ontario, Canada corporation (the “Issuer”). The Issuer’s principal executive office is located at 185 The West Mall, Suite 701, Toronto, Ontario, Canada, M9C 5L5.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a-f) This Schedule 13D is being filed by TransForce Inc. (“TransForce”), a Canada public company and TFI Holdings Inc. (“TFI”), a Canada company and a direct wholly-owned subsidiary of TransForce. TransForce’s and TFI’s principal place of business 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6. TransForce is a leader in the transportation and logistics industry operating across Canada and the United States.

TFI beneficially owns all 3,278,232 shares of the Common Stock. Due to TransForce’s ownership of 100% of TFI, TransForce may be deemed to beneficially own all shares of the Common Stock held by TFI.

During the last five years, neither TFI nor TransForce has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither TFI nor TransForce has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Current information concerning the identity and background of each of the directors and executive officers of TFI and TransForce is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. To the best of each of TFI and TransForce’s knowledge, during the past five years, none of the directors and executive officers identified on Annex A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

TransForce, through its direct wholly-owned subsidiary, TFI, acquired an aggregate of 2,063,478 shares of Common Stock in open market purchases, including 1,490,300 shares acquired through open market purchases on the Toronto Stock Exchange and 573,178 shares acquired through open market purchases on NASDAQ, for an aggregate purchase price of C$10,540,943.53 between December 17, 2012 and May 28, 2013. On March 7, 2013, TFI sold 500,000 shares of Common Stock in an open market transaction on NASDAQ for a price per share of U.S. $6.20 (an aggregate purchase price of U.S. $3,100,000).

The purchase of shares of the Common Stock was funded through borrowings under TransForce’s general C$800 million credit facility (the “Credit Facility”) with a bank syndicate of 14 lenders led by National Bank Financial as Sole Bookrunner and Co-Lead Arranger, RBC Capital Markets and Bank of America Merrill Lynch in their capacity as co-lead arrangers and National Bank of Canada acting as Administrative Agent.

On October 31, 2013, TransForce entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Clarke Inc., a Nova Scotia, Canada corporation (“Clarke”) and Quinpool Holdings Partnership, a Nova Scotia partnership and direct wholly-owned subsidiary of Clarke (“Quinpool”), providing for the purchase of 1,714,754 shares of Common Stock from Quinpool at a purchase price of U.S.$4.77 per share. The purchase of the shares was funded through borrowings under the Credit Facility. The shares will be held by TFI. On October 31, 2013, in a separate agreement, TransForce agreed to acquire two freight transportation subsidiaries of Clarke for a purchase price of C$88 million, subject to regulatory approval.

Page 5 of 5 Pages

Item 4. Purposes of Transactions

Item 4 is hereby amended and restated in its entirety as follows:

The information contained in Item 3 above is incorporated herein by reference.

Pursuant to a letter dated September 25, 2013 (the “First Letter”), TransForce notified the Issuer of its interest in acquiring all of the issued and outstanding shares of the Issuer, except for shares already owned by TransForce and/or its affiliates, for cash consideration of $4.50 per share on the terms and subject to the conditions set forth in a letter of intent dated the same date (the “Letter of Intent”).

The Letter of Intent set forth the terms of TransForce’s offer to acquire such shares (the “Acquisition”). The Letter of Intent requested a countersignature from the Issuer by 7:00 a.m. Eastern time on September 30, 2013. On September 29, 2013, the Issuer informed TransForce that it would not execute the First Letter at that time.

The foregoing description of the First Letter and the Letter of Intent is qualified in its entirety by the terms of the First Letter and the Letter of Intent, which are filed as Exhibit B and Exhibit C hereto, respectively, and incorporated herein by reference.

Pursuant to a letter dated December 18, 2013 (the “Second Letter”), TransForce notified the Issuer of its interest in acquiring all of the issued and outstanding shares of the Issuer, except for shares already owned by TransForce and/or its affiliates, for cash consideration of $6.50 per share on the terms and subject to the conditions set forth in an attached proposed Arrangement Agreement (the “Proposed Arrangement Agreement”). The Second Letter requested a countersignature from the Issuer by 5:00 p.m. Eastern time on December 20, 2013. With the exception of the price per share, the terms and conditions of TransForce’s offer are virtually identical to those set out in the Arrangement Agreement entered into by the Issuer and an affiliate of Manitoulin Transport Inc. (“Manitoulin Transport”) on December 9, 2013, which contemplates the sale of the Issuer at a price of $6.00 per share.

On December 20, 2013, the Issuer informed TransForce that its board of directors confirmed that TransForce’s offer at USD$6.50 per share constitutes a “Superior Proposal” under the Arrangement Agreement entered into by the Issuer and an affiliate of Manitoulin Transport (the “Manitoulin Arrangement Agreement”). The Issuer also informed TransForce that, on December 20, 2013, the Issuer sent a “Superior Proposal Notice” regarding TransForce’s offer to Manitoulin Transport pursuant to the Manitoulin Arrangement Agreement. Under the Manitoulin Arrangement Agreement, Manitoulin had the right to match TransForce’s $6.50 offer during a period of five business days ending on December 31, 2013.

At the request of the Issuer, the Second Letter was modified to add the following sentence:

TransForce agrees that if Vitran terminates the Manitoulin Agreement in accordance with its terms, on the basis that the TransForce Transaction constitutes a Superior Proposal as defined in the Manitoulin Agreement, TransForce will enter into an Arrangement Agreement with Vitran in the form annexed hereto (save for the addition of the date of the agreement).

The Second Letter, as so modified, was countersigned by the Issuer on December 20, 2013.

The foregoing description of the Second Letter and the Proposed Arrangement Agreement (attached as Appendix A thereto) is qualified in its entirety by the terms of the Second Letter (as so modified) and the Proposed Arrangement Agreement, which are filed as Exhibit F hereto and incorporated herein by reference.

On December 29, 2013, the Issuer notified TransForce that Manitoulin Transport had declined to match TransForce’s $6.50 offer and waived the remainder of the five business day matching period and, accordingly, the Issuer had terminated the Manitoulin Arrangement Agreement. The Issuer informed TransForce that its board of directors had approved the Proposed Arrangement Agreement and was prepared to execute and deliver such agreement. On December 30, 2013, TransForce, 2400520 Ontario Inc. (a wholly-owned subsidiary of TransForce) and the Issuer entered into the definitive Arrangement Agreement (the “Arrangement Agreement”). With the exception of the agreement date, the terms and conditions of TransForce’s offer are virtually identical to those set out in the Proposed Arrangement Agreement.

The Arrangement Agreement and the transaction contemplated thereby (the “Arrangement”) has been unanimously approved by the board of directors of the Issuer and is subject to approval by the shareholders of Issuer at a special meeting expected to be held in February 2014 (the “Special Meeting”) and final approval of the Ontario Superior Court of Justice following the Special Meeting. The Arrangement is also subject to the receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. The Arrangement Agreement contains customary non-solicitation provisions and provides that the board of directors of the Issuer may, under certain circumstances, terminate the Arrangement Agreement in order to accept an unsolicited superior proposal, subject to a matching right in favor of TransForce. If the Arrangement Agreement is terminated in certain circumstances, including if the Issuer accepts a superior proposal, TransForce is entitled to a termination payment of $4.0 million. The Arrangement is expected to close in late February or early March 2014. An information circular (the “Information Circular”) outlining details of the Arrangement and Special Meeting is expected to be prepared by the Issuer and mailed to its shareholders in January 2014.

The foregoing description of the Arrangement Agreement is qualified in its entirety by the terms of the Arrangement Agreement, which is filed as Exhibit H hereto and incorporated herein by reference.

Subject to compliance with applicable securities laws, TransForce and/or TFI may purchase additional shares of Common Stock in open market or private transactions to increase their investment in the Issuer.

On October 31, 2013, TransForce entered into the Share Purchase Agreement described in Item 3 above. TransForce expects that the purchase of the shares pursuant to the Share Purchase Agreement and the entry into the Lock-Up Agreement described in Item 6 below will support the Arrangement.

Except as described above, TFI, TransForce and the other persons named in Item 2 above currently have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	TransForce, through its direct wholly-owned subsidiary, TFI, acquired an aggregate of 2,063,478 shares of Common Stock between December 17, 2012 and May 28, 2013, as described in Item 3 above.

On March 7, 2013, TFI sold 500,000 shares of Common Stock in an open market transaction as described in Item 3 above.

On October 31, 2013, TFI acquired 1,714,754 shares of Common Stock pursuant to the Share Purchase Agreement described in Item 3 above and Item 6 below.

As a result, as of the date hereof, each of TransForce and TFI may be deemed to beneficially own 3,278,232 shares of Common Stock.

Such shares collectively constitute approximately 19.95% of the total number of shares of Common Stock of the Issuer outstanding as of July 30, 2013, as reported by the Issuer in its Form 10-Q filed with the Commission on August 6, 2013. Except for such shares, neither TFI, TransForce, nor any of the other persons identified in Item 2 above own any shares of Common Stock.

(b)	TFI and TransForce have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of 3,278,232 shares of the Common Stock.

(c)	Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by any of the persons identified in Item 2 above.

(d)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

On October 31, 2013, TransForce entered into the Share Purchase Agreement, providing for the purchase of 1,714,754 shares of Common Stock at a purchase price of U.S.$4.77 per share from Quinpool. The shares will be held by TFI. The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the text of the agreement filed as Exhibit D hereto.

On October 31, 2013, concurrently with the execution of the Share Purchase Agreement, TransForce, Clarke and Quinpool entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which Clarke and Quinpool agreed that, if TransForce makes an offer to acquire all or substantially all of the outstanding shares of Common Stock of the Issuer, Clarke and Quinpool will support such offer and deposit under the offer all 418,837 shares owned by them following the sale pursuant to the Share Purchase Agreement and any subsequently acquired shares of Common Stock acquired by them. TransForce does not have the power to vote or direct the vote or to dispose or direct the disposition of such shares. Clarke and Quinpool also agreed not to support any competing acquisition proposal or transfer its shares. The Lock-Up Agreement provided that it would terminate if TransForce does not make such offer on or prior to December 29, 2013. On December 17, 2013, TransForce, Clarke and Quinpool entered into Amendment No. 1 to the Lock-Up Agreement, extending its expiration date to January 29, 2014 ( the “Lock-Up Amendment”). The Lock-Up Agreement contains customary representations and warranties. The foregoing description of the Lock-Up Agreement and Lock-Up Amendment is qualified in its entirety by reference to the terms of the Lock-up Agreement and the Lock-up Amendment, which are filed as Exhibit E and Exhibit G hereto, respectively.

On December 30, 2013, TransForce and the Issuer entered into the Arrangement Agreement described in Item 4 above. The foregoing description of the Arrangement Agreement is qualified in its entirety by reference to the text of the agreement filed as Exhibit H hereto.

Item 7. Materials to Be Filed as Exhibits

The Joint Filing Agreement by and between TransForce Inc. and TFI Holdings Inc., dated as of December 30, 2012, is hereby incorporated herein by reference to Exhibit A to the original statement on Schedule 13D filed with the Commission on December 31, 2012.

The Letter dated September 25, 2013 by TransForce Inc. to Vitran Corporation Inc. is incorporated herein by reference to Exhibit B to Amendment No. 5.

The Letter of Intent dated September 25, 2013 presented by TransForce Inc. to Vitran Corporation Inc. is incorporated herein by reference to Exhibit C to Amendment No. 5.

The Share Purchase Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership is hereby incorporated by reference to Exhibit D to Amendment No. 6.

The Lock-Up Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership is hereby incorporated by reference to Exhibit E to Amendment No. 6.

The Letter dated December 18, 2013 by TransForce Inc. to Vitran Corporation Inc. and the Proposed Arrangement Agreement (attached as Appendix A thereto) is hereby incorporated by reference to Exhibit F to Amendment No. 7.

Amendment No. 1, dated December 17, 2013, to the Lock-up Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership is hereby incorporated by reference to Exhibit G to Amendment No. 7.

Arrangement Agreement, dated December 30, 2013, by and among 2400520 Ontario Inc., TransForce Inc. and Vitran Corporation Inc. is filed as Exhibit H hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013

TRANSFORCE INC.

By:	/s/ Josiane-Melanie Langlois
	Name:	Josiane-Melanie Langlois
	Title:	Vice-President, Legal Affairs & Corporate Secretary

TFI HOLDINGS INC.

By:	/s/ Josiane-Melanie Langlois
	Name:	Josiane-Melanie Langlois
	Title:	Vice-President, Legal Affairs & Corporate Secretary

INDEX TO EXHIBITS

Exhibit	Name

A	Joint Filing Agreement by and between TransForce Inc. and TFI Holdings Inc., dated as of December 30, 2012 (incorporated by reference to Exhibit A to the original statement on Schedule 13D filed with the Commission on December 31, 2012.)

B	Letter dated September 25, 2013 by TransForce Inc. to Vitran Corporation Inc. (incorporated by reference to Exhibit B to Amendment No. 5 to the statement on Schedule 13D filed with the Commission on September 26, 2013.)

C	Letter of Intent dated September 25, 2013 presented by TransForce Inc. to Vitran Corporation Inc. (incorporated by reference to Exhibit C to Amendment No. 5 to the statement on Schedule 13D filed with the Commission on September 26, 2013.)

D	Share Purchase Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership (incorporated by reference to Exhibit D to Amendment No. 6 to the statement on Schedule 13D filed with the Commission on November 1, 2013.)

E	Lock-Up Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership (incorporated by reference to Exhibit E to Amendment No. 6 to the statement on Schedule 13D filed with the Commission on November 1, 2013.)

F	The Letter dated December 18, 2013 by TransForce Inc. to Vitran Corporation Inc. and the Proposed Arrangement Agreement (attached as Appendix A thereto) (incorporated by reference to Exhibit F to Amendment No. 7 to the statement on Schedule 13D filed with the Commission on December 20, 2013).

G

Amendment No. 1, dated December 17, 2013, to the Lock-up Agreement dated October 31, 2013, by and between TransForce Inc., Clarke Inc. and Quinpool Holdings Partnership (incorporated by reference to Exhibit G to Amendment No. 7 to the statement on Schedule 13D filed with the Commission on December 20, 2013).

H	Arrangement Agreement, dated December 30, 2013, by and among 2400520 Ontario Inc., TransForce Inc. and Vitran Corporation Inc.

ANNEX A

Annex A

Certain Information Regarding Directors and Executive Officers of

TransForce Inc. and TFI Holdings Inc

Transforce Inc.

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO, acting CFO, Chairman of the Board	Canadian

André Bérard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Lucien Bouchard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Davies Ward Phillips and Vineberg LLP	Attorney	Canadian

Richard Guay	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Consultant and Corporate Director	Canadian

Neil D. Manning	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Vincent Musacchio	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Gabriella Holdings Inc.	Banking	Canadian

Ronald D. Rogers	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Corporate Director	Canadian

Joey Saputo	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	Montreal Impact and Saputo Stadium	Sports Management	Canadian

Executive Officers

Name	Title	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	President and CEO	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Jean-Francois Dodier	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Marc Fox	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Brian Kohut	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Rob O’Reily	Executive Vice President	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Management	Canadian

Martin Quesnel	Vice President- Finance	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Finance	Canadian

Johanne Dean	Vice President – Marketing and Communications	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Marketing and Communications	Canadian

Sylvain Desaulniers	Vice President- Human Resources	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Human Resources	Canadian

Josiane-Melanie Langlois	Vice President- Legal Affairs, Corporate Secretary	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian

Chantal Martel	Vice President – Compliance and Insurance	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Compliance Officer	Canadian

Ken Tourangeau	Vice President- Administration	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Administration	Canadian

Louis Gagnon	Vice President – Business Development	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Business Development	Canadian

TFI Holdings, Inc.

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO	Canadian

Josiane-Melanie Langlois	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian

Executive Officers

Name	Title	Principal Business Address	Name of Employer	Principal Occupation	Citizenship

Alain Bédard	President & Chief Executive Officer	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	President and CEO	Canadian

Josiane-Melanie Langlois	Vice President – Legal Affairs & Corporate Secretary	8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec, H4S 1Z6	TransForce Inc.	Notary	Canadian